DATED 12 December 2011

(1) BEST BUY CO., INC.

and

(2) CARPHONE WAREHOUSE GROUP PLC

_________________________________________________

IMPLEMENTATION AGREEMENT

_________________________________________________

Schedule
SCHEDULE 1
Proposed Final Corporate Structure	12

THIS IMPLEMENTATION AGREEMENT is made on 12 December 2011

BETWEEN

(1)	BEST BUY CO., INC. a company registered in the State of Minnesota whose registered office is at 7601 Penn Avenue South, Richfield, MN 55423, United States of America ("BBY Inc"); and

(2)	CARPHONE WAREHOUSE GROUP PLC (company number 3253714), a company incorporated under the laws of England and Wales and whose registered office is at 1 Portal Way, London W3 6RS ("CPW Plc").

RECITALS:

(A)
On 7 November 2011 the parties announced that they had, on 6 November 2011, entered into heads of agreement ("Heads of Agreement") in respect of strategic business arrangements including in respect of Best Buy Europe Distributions Limited (company number 6534088) ("BBE Ltd").

(B)	BBY Inc and CPW Plc each own, directly or indirectly, 50% of BBE Ltd. Their relationship as shareholders of BBE Ltd is principally governed by the Shareholders Agreement (defined below).

(C)
BBE Ltd and its subsidiary undertakings carry on business in Europe although one of its subsidiary undertakings, CPW Mobile Limited (company number 6330995) ("CPWM Ltd"), (together with its subsidiary undertakings) are parties to a number of agreements including the Best Buy Mobile Agreement (defined below) under which CPWM Ltd receives a licence payment in respect of the BBYM Business (defined below).

(D)
BBY Inc and CPW Plc intend that BBE Ltd will no longer have any interest in the BBYM business such that BBY Inc will own the entire beneficial and economic interest in CPWM Ltd and CPW Plc will receive a cash dividend from New CPWM (defined below).

(E)
In order to effect the proposed Transaction, the parties will implement a multi-step restructuring of the existing corporate structure of the BBE Group such that New BBEDL (as defined below) will become the new holding company of the BBE Group (as defined below) of which BBY Inc and CPW Plc will each own 50%. The parties will, as a result, terminate the Shareholders Agreement (as defined below) and enter into the New Shareholders Agreement (as defined below) which will in effect amend and restate the provisions of the Shareholders Agreement.

(F)
In connection with the Transaction the parties will also enter into a number of other agreements to give effect to the Transaction and Heads of Agreement including, without limitation, the Global Connect Agreement, the Option Agreement and the Consultancy Agreement (each as defined below).

(G)	The parties wish to enter into this Agreement to set out certain mutual commitments to implement the Transaction and other matters which are the subject of the Heads of Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

In this agreement, the following words and expressions shall have the following meaning (including in the recitals):

"Affiliate"	means, with respect to any person, any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person;

"Best Buy Mobile Agreement"	means the license agreement between CPWM Ltd and Best Buy Stores LP (a US limited partnership within the BBY Inc group), dated July 8, 2007 (as amended between the parties thereto);

"BBE Group"	means BBE Ltd and its subsidiaries from time to time;

"BBYM Business"	means the Business as defined in the Best Buy Mobile Agreement and carried on in the United States and rights to any such Business carried on in Canada;

"Business Day"	means any day, other than a Saturday or Sunday, on which banks generally are open in London for the transaction of normal business;

"Completion"	means completion of the Transaction which shall occur upon completion of step 8 of the Restructuring as detailed in the Steps Plan;

"Conditions"	means:

	a)	obtaining CPW Plc shareholder approval in relation to the Transaction ("Condition A");

	b)	obtaining all necessary consents from BBE Ltd's existing finance provider in relation to the Transaction ("Condition B"); and

c)
each of the parties delivering to the other executed copies of the New Shareholders Agreement, the Global Connect Agreement, the Option Agreement, the Consultancy Agreement and other agreements (as specified in the Heads of Agreement) to give effect to the Transaction and the Heads of Agreement ("Condition C")

"Confidential Information"
means the terms of this Agreement and any other agreements entered into between the parties or their Affiliates pursuant to or in connection with this Agreement or the Transaction and any discussions or negotiations relating thereto (whether before or after their execution) and all information disclosed by a party or any of its Affiliates to the other party or any of its Affiliates (whether in writing or orally), in connection with or for the purposes of this Agreement or the Transaction and any information reasonably regarded as being confidential which, in consequence of the negotiations relating to this Agreement or the Transaction, any party (or any of its Affiliates) may have otherwise acquired, or any party's business, assets or affairs;

"Consultancy Agreement"	means the agreement to be entered into between BBY Inc and CPW Plc under which CPW Plc will provide certain consultancy services to BBY Inc;

"Global Connect Agreement"	means the agreement to be entered into between BBY Inc and CPW Plc in respect of business arrangements in territories other than the United States, Canada and Europe;

"Global Connect Business"	the businesses the subject of the Global Connect Agreement;

"Long Stop Date"	means 31 January 2012;

"New BBEDL"	means New BBED Limited (company number 7866062), which will become the new holding company of BBE Ltd and which is to be incorporated in the course of the Restructuring;

"New CPWM"	means New CPWM Limited (company number 7866069), which will become the new holding company of CPWM Ltd and which is to be incorporated in the course of the Restructuring;

"New Shareholders Agreement"	means an amended and restated form of the Shareholders Agreement to be entered into by the parties on Completion, governing the relationship of the parties as shareholders of New BBEDL;

"Notice"	means any notice, demand or other communication;

"Option Agreement"
means the option agreement to be entered into between BBY Inc and CPW Ltd pursuant to which each party will grant to the other certain call and put options in respect of their respective interests in New BBEDL and the Global Connect Business;

"Payment"	means an amount of $1,303,401,600 to be paid in cash by way of dividend from New CPWM to CPW Plc in accordance with clause 2.1 and the Steps Plan;

"Regulatory Requirement"	means all applicable laws and regulations and all applicable requirements, rules, guidance and standards of any relevant regulatory authority from time to time;

"Restructuring"
means the multi-step restructuring of the existing corporate structure of the BBE Group to be implemented in connection with the Transaction and in accordance with the Steps Plan in order to achieve the corporate structure set forth in schedule 1;

"Shareholders Agreement"	means the shareholders agreement between CPW Plc, BBY Inc and BBE Ltd dated 30 June 2008 (as amended on 29 July 2009 and 28 January 2010);

"Steps Plan"	means the micro steps plan setting out those steps and actions required to be implemented in connection with the

Restructuring and which the parties have signed by way of identification dated 7 December 2011 and exchanged between themselves;

"Tax" or "Taxation"
means any and all forms of taxation and statutory, governmental, supra governmental, state, principal, local governmental or municipal impositions, duties, contributions, charges and levies in the nature of taxation and all withholdings or deductions in respect thereof of whatever nature, in each case wherever and whenever imposed, and all penalties, charges, costs and interest relating thereto;

"Tax Authority"	means any taxing or other authority (wherever located) competent to impose any liability to make actual payments of Tax (or amounts in respect of Tax); and

"Transaction"
means the transactions pursuant to which BBY Inc acquires the entire beneficial and economic interest in CPWM Ltd and the BBYM business and CPW Plc receives the Payment by way of dividend from New CPWM, to be achieved by implementation and completion of the Restructuring and as more fully described in clause 2.

1.2	Holding company and subsidiary

A company or other entity shall be a "holding company" for the purposes of this Agreement if it falls within either the meaning attributed to that term in s1159 CA 2006 or the meaning attributed to the term "parent undertaking" in s1162 CA 2006, and a company or other entity shall be a "subsidiary" for the purposes of this Agreement if it falls within either the meaning attributed to that term in s1159 CA 2006 or the meaning attributed to the term "subsidiary undertaking" in s1162 CA 2006, and the terms "subsidiaries" and "holding companies" are to be construed accordingly.

1.3	Recitals, schedules, etc.

References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the parties, the recitals, schedules and clauses are references respectively to the parties and their legal personal representatives, successors and permitted assigns, the recitals and schedules to and clauses of this Agreement.

1.4	Meaning of references

Save where specifically required or indicated otherwise:

(a)
words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)
references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)	a party shall be construed so as to include its successors, permitted assigns and permitted transferees;

(d)	this "Agreement" is a reference to this Agreement as amended or varied in accordance with its terms;

(e)
references to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(f)
references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;

(g)	references to "$" or "USD" are to the lawful currency of the United States of America as at the date of this Agreement; and

(h)	any reference to "writing" or "written" includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail.

1.5	Headings

Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

2.	THE TRANSACTION AND RELATED RESTRUCTURING ARRANGEMENTS

2.1	The parties hereby agree that, as at Completion and subject to fulfilment of the Conditions:

(a)	BBY Inc will acquire the entire beneficial and economic ownership of CPWM Ltd, which BBY Inc will immediately after Completion, hold in accordance with the corporate structure set forth in schedule 1;

(b)	New CPWM will hold only BBE Group's existing interest, right and title in and to the BBYM Business; and

(c)	CPW Plc shall receive the Payment by way of a dividend declared and paid by New CPWM.

2.2
The parties further agree that, as a result of and immediately following Completion, neither CPW Plc nor BBE Ltd will hold any beneficial or economic interest in the BBYM Business, but BBE Ltd will continue to operate its remaining business activities in accordance with the terms of the New Shareholders Agreement. The parties agree that there will be no change in the ultimate ownership and control of BBE Ltd existing as at the date of this Agreement as a result of the Transaction, save that the parties will hold their interest in BBE Ltd through New BBEDL. The parties will each hold 50 per cent. of the legal and beneficial interest in New

BBEDL and, at Completion, the parties will enter into, inter alia, the New Shareholders Agreement in connection therewith.

2.3
The parties will effect and achieve the transactions contemplated by clauses 2.1 and 2.2 above through implementation of the Restructuring in accordance with the Steps Plan. The parties acknowledge and agree that they shall not be bound to proceed with steps 6, 7 or 8 of the Restructuring (as set forth in the Steps Plan) unless and until Conditions A and B are fulfilled and they shall not be bound to complete step 8 of the Restructuring unless and until Condition C is fulfilled.

3.	SHAREHOLDERS AGREEMENT

3.1	The parties acknowledge that:

(a)	in the course of the Restructuring, the parties will each acquire a 50 per cent. legal and beneficial ownership interest in each of New BBEDL and New CPWM;

(b)	the New Shareholders Agreement will only be entered into between the parties at Completion; and

(c)	the acquisition of the entire beneficial and economic interest in New CPWM by BBY Inc will occur on Completion.

3.2
Notwithstanding the matters set out in clause 3.1 above and the various transactions to be implemented pursuant to the Restructuring, each party hereby agrees and undertakes, for the period from the date of this Agreement until Completion, that it shall (and, to the extent that it is lawfully able to do so, shall procure that its Affiliates, directors and officers shall) continue to conduct and operate the business of the BBE Group (which shall include for these purposes CPWM Ltd, New BBEDL and New CPWM) to the extent reasonably possible and practicable in accordance with the terms of the Shareholders Agreement including, but not limited to, in respect of governance, shareholder reserved matters, shareholder restrictions and finance matters, provided that this clause 3.2 shall not prohibit implementation of the transactions required pursuant to the Restructuring. The parties acknowledge and agree that this clause 3.2 shall have effect notwithstanding that the Shareholders Agreement may terminate in accordance with its terms prior to Completion.

3.3
To the extent of any inconsistency between the provisions of this clause 3 and the Shareholders Agreement and the articles of association of either of New BBEDL and New CPWM, the provisions of this clause 3 and the Shareholders Agreement shall, as between the parties hereto, prevail.

4.	IMPLEMENTATION OF THE TRANSACTION

Subject to the terms of this Agreement and subject to any extension in time which may occur in compliance with the terms of this Agreement, each party undertakes that it shall (and, to the extent that it is lawfully able to do so, each party undertakes to procure that its Affiliates shall) take and perform all such actions and steps and execute and deliver all such documents and things as may be necessary or as the other party may reasonably require in order to implement and effect the Transaction in accordance with clause 2 and to give effect to clause 3, with the overall intention that the Transaction is completed on or prior to the Long Stop Date.

5.	CONFIDENTIAL INFORMATION

5.1	Each party undertakes to the other parties that all Confidential Information received from another party shall be kept confidential and that it shall not directly or indirectly use,

communicate, disclose or divulge at any time such Confidential Information, except where such disclosure is expressly contemplated by this Agreement or reasonably required to give effect to this Agreement or to their professional advisers, auditors and consultants.

5.2	The restrictions in clause 5.1 above shall not apply to communications, information and/or material which fall within the definition of Confidential Information:

(a)	to the extent it comes into the public domain otherwise than through a breach of this clause 5 or any other confidentiality undertaking agreed between the Parties in other documents; or

(b)
which can be shown by the recipient, to the reasonable satisfaction of the discloser of such Confidential Information, to have been known to the recipient prior to the recipient receiving the Confidential Information; or

(c)	the disclosure of which has been expressly authorised in writing by the party to whom the Confidential Information belongs; or

(d)	which is required to be disclosed under any Regulatory Requirement or to comply with any request or determination of any Tax Authority; or

(e)
which is required to be disclosed by a party in order to exercise its rights or perform its obligations under this Agreement or otherwise carry out the matters contemplated to be performed under this Agreement; or

5.3
Each party shall take all reasonable steps to minimise the risk of unauthorised disclosure of Confidential Information by ensuring that only such of its employees, professional advisers, auditors and consultants whose duties will require them to possess any Confidential Information shall have access thereto, and that they shall be instructed to treat the same as confidential during and after the term of their employment or appointment by the relevant party, as the case may be.

5.4	The obligations contained in this clause 5 shall continue after the termination of this Agreement.

6.	ASSIGNMENT

Neither party to this Agreement may assign this Agreement or any of its rights hereunder without the prior written consent of the other party (not to be unreasonably withheld or delayed). Any purported assignment in breach of this clause shall not confer any rights on the purported assignee.

7.	COSTS

Without prejudice to its other rights pursuant to this Agreement (or any relation to a breach by either party of the terms of this Agreement) and save as may otherwise be agreed between the parties, each party shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with negotiation, preparation, execution and implementation of this Agreement and the Transaction.

8.	SEVERABILITY

If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this

Agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

9.	VARIATION, WAIVER AND CONSENT

9.1	Variation/waiver to be in writing

No variation or waiver of any provision or condition of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties (or, in the case of a waiver, by or on behalf of the party waiving compliance).

9.2	Variation/waiver shall not affect other rights

Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

9.3	Consent to be in writing

Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting party and then only in the instance and for the purpose for which it was given.

10.	RIGHTS AND REMEDIES CUMULATIVE

10.1	Enforcement of rights

No failure or delay by any party in exercising any right or remedy provided by law or under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any right or remedy by any party shall preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy.

10.2	Remedies cumulative

The rights, powers and remedies provided by this Agreement are cumulative and are in addition to any rights, powers and remedies provided by law.

11.	CONFLICT

The provisions of this Agreement and the provisions of the Heads of Agreement will be read in concert to the extent possible so as to give full effect to both. To the extent that there is any conflict such that a provision of this Agreement and the Heads of Agreement cannot be reconciled, then as between the parties hereto, the provisions of the Heads of Agreement shall prevail.

12.	FURTHER ASSURANCE

Each party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as any other party or parties may reasonably require to implement and/or give effect to this Agreement and the transactions contemplated by it and for the purpose of vesting in the other parties the full benefit of this Agreement.

13.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

14.	NOTICES

14.1
Save as otherwise provided in this Agreement, any notice, demand or other communication ("Notice") to be given by any party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. Any Notice shall be served by delivering it by hand to the address set out in clause 14.2 marked for the attention of the relevant party set out in clause 14.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 14). Any Notice so served by hand shall be deemed to have been duly given or made when delivered, provided that where delivery by hand occurs after 6.00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9.00 a.m. on the following Business Day.

References to time in this clause 14 are to local time in the country of the addressee.

14.2	The addresses of the parties for the purpose of clause 14.1 are as follows:

BBY Inc.
Address:	7601 Penn Avenue South, Richfield MN 55423 United States of America
Attention:	Todd G. Hartman

CPW Plc
Address:	1 Portal Way, London, W3 6RS, England
Attention:	Tim Morris

14.3	A party may notify all other parties to this Agreement of a change to its name, relevant addressee or address for the purposes of this clause 14, provided that such notice shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

14.4	In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon.

15.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts and each such counterpart shall constitute an original of this Agreement but all of which together constitute one and the same instrument. This Agreement shall not be effective until each party has executed at least one counterpart.

16.	GOVERNING LAW

The construction, validity and performance of this Agreement and all non-contractual obligations (if any) arising from or connected with this Agreement shall be governed by the laws of England.

17.	JURISDICTION

Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England over any claim or matter (including any non-contractual claim) arising under or in connection with this Agreement.

This Agreement has been executed by the parties on the date set out on the first page of this document.

SIGNED by

/s/ TODD G. HARTMAN
Todd G. Hartman, Senior Vice President, Deputy General Counsel
duly authorised for and on behalf
of BEST BUY CO., INC.

SIGNED by

/s/ NIGEL LANGSTAFF
Nigel Langstaff, Chief Financial Officer, Carphone Warehouse Group plc
duly authorised for and on behalf
of CARPHONE WAREHOUSE GROUP PLC

SCHEDULE 1
Proposed Final Corporate Structure

CPW shareholders
CPW Group Plc
Various %
Other CPW s/holdings
50%
50%
New BBEDL
100%
BBEDL
Other BBEDL s/holdings
100%
CPW Ltd
BB Inc
100%
BBDL
Effective 100%
New CPWM
100%
New IPco
CPWM
CPWCO 16 Ltd
US LLC